Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

KMG Chemicals, Inc.:

We consent to the use of our reports dated October 1, 2018, with respect to the consolidated balance sheets of KMG Chemicals, Inc. and subsidiaries as of July 31, 2018, and 2017 and the related consolidated statements of income, stockholders’ equity, cash flows and comprehensive income for each of the years in the three-year period ended July 31, 2018, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of July 31, 2018, which reports appear in the July 31, 2018 annual report on Form 10-K of KMG Chemicals, Inc. incorporated herein by reference, and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Dallas, Texas

October 5, 2018